Höganäs

Date/Datum 18 April 2007

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

Encl. Interim Report Jan - March 2007

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

RECEIVED
2007 MAY -2 A 11:29

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT, JANUARY-MARCH 2007

Highlights

MSEK	Q 1	
Net sales	1 413	+8%
Operating income	188	+15%
Operating margin,%	13,3	(12,5)
Income before tax	172	+15%
Income after tax	126	+14%
Earnings per share before and after dilution, SEK	3,62	(3,17)
Equity/assets ratio, %	51,8	(50,3)

- Sustained robust volume growth. Volumes grew by 9%, which is better than the market.
- Operating income adjusted for one-off items and earnings from currency forward contracts was MSEK 169, a 13% increase year on year.
- Cash flow from operating activities was slightly negative at MSEK -9, caused by higher metal prices and increased sales, as well as planned inventory increases in Brazil, India and the US.
- Demand for powder on the American market was weakly negative compared to the corresponding period of the previous year. Höganäs is still making positive progress in the US.

GROUP

NET SALES

Net sales grew by 8%, to MSEK 1 413. The higher turnover is due to larger volumes and an increased price/mix. Currency effects resulting from a stronger krona exerted a 7% negative effect on turnover.

Volumes expanded by 9% year on year. Höganäs' volume growth was generally positive on all markets apart from Japan. Volumes in Japan were somewhat weaker than the previous year due to customers' operations being relocated from the country, and supplies to the low-end hot bag segment reducing.

North American car sales and car production decreased year on year. The North American powder market reduced somewhat on the previous year. The US is the largest powder market. The European market made positive progress.

EARNINGS

Operating income was MSEK 188 (164). Excluding earnings from currency forward contracts of MSEK 17 and one-off items of MSEK 2, income was MSEK 169 (150), a 13% increase.

Increased turnover affected income positively. Prices of scrap, nickel and copper increased robustly in the first quarter, while molybdenum prices were less volatile.

Other operating income and operating expenses were MSEK 26 (25) and includes earnings from currency forward contracts of MSEK 17 (12) and one-off items. The one-off items, consisting of CO_2 emission rights, exerted a positive income effect of MSEK 2 (2).

Disregarding currency forward contracts, operating income was reduced by some MSEK 20, mainly due to lower JPY and USD exchange rates compared to the corresponding period of the previous year.

Income before tax was MSEK 172 (150).

Income after tax was MSEK 126 (110), or SEK 3.62 (3.17) per share before and after dilution. The effective tax rate was 26.7% (26.7).

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

The net sales of the Components business area were MSEK 1 016 (935), a 9% increase year on year. The increase is due to higher volumes and an increased price/mix.

YTD volumes increased by 9%. Volume growth was healthy on all markets apart from Japan. As stated above, volumes in Japan were somewhat weaker year on year.

Operating income was MSEK 102 (106). Higher volumes made a positive income contribution, while metal price increases, on nickel particularly, adversely affected income. Operating margins were 10.0% (11.3).

Consumables

For Consumables, net sales were MSEK 397 (375), a year on year increase of 6%.

Volumes increased by 8% year on year. Volume growth was positive on all markets apart from the US and Japan.

Operating income was MSEK 69 (46). Income was positively affected in the quarter, mainly by metal earnings and increased volumes. Metal price changes feed through quickly in the Consumables business area. Operating margins increased to 17.4% (12.3).

PROFITABILITY

Return on capital employed was 15.9% (11.4) and return on equity was 15.5% (11.3). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 51.8% at the end of the period, against 51.5% at year-end 2006. Shareholders' equity per share was SEK 78.00, against SEK 75.40 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1 077 at the end of the period, up MSEK 68 since the previous year-end. Net financial income and expenses were MSEK -16 (-14).

Cash flow from operating activities was MSEK -9 (236). Working capital increased by MSEK 200, mainly due to higher metal prices, increased turnover and planned inventory increases. Investments in fixed assets were MSEK 37 (55). Financing activity increased cash flow for the period by MSEK 14 (-106) attributable to a net change in loans.

HUMAN RESOURCES

Höganäs had 1 563 employees at the end of the period, against 1 557 as of 1 January.

PARENT COMPANY

Parent company net sales were MSEK 817 (713) of which MSEK 356 to group companies. Income after financial items was MSEK 112 (125). Investments in tangible fixed assets were MSEK 24 (29). The parent company's liquid funds were MSEK 4 at the end of the period, against MSEK 42 as of 1 January.

OUTLOOK FOR 2007

Positive progress on the metal powder markets in Asia and South America is expected to continue. Weaker progress in North America is expected to persist, while the outlook for Europe, previously considered stable, is upgraded to positive. The trend towards smaller and more fuel-efficient vehicles in North America will continue to hamper the growth of metal powders. Metal prices are expected to remain volatile in 2007. With these market assumptions Höganäs expects to achieve continued positive volume progress.

Alrik Danielson
CEO and President

Höganäs, Sweden, 18 April 2007

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2006. This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2007:

- *The AGM will be held on 25 April*
- *Second-quarter Interim Report 2007, 17 July*
- *Third-quarter Interim Report 2007, 23 October*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 1 2007	Q 1 2006	Latest 12 months	Year 2006
Net sales	1 413	1 310	5 226	5 123
Cost of goods sold	-1 112	-1 045	-4 152	-4 085
Gross profit	**301**	**265**	**1 074**	**1 038**
Selling expenses	- 53	- 47	- 193	- 188
Administrative expenses	- 55	- 49	- 213	- 207
R&D costs	- 31	- 30	- 116	- 116
Other operating income	30	30	136	136
Other operating expenses	- 4	- 5	- 62	- 61
Operating income	**188**	**164**	**626**	**602**
Operating margin, %	13,3	12,5	12,0	11,8
Financial income	5	4	29	29
Financial expenses	- 21	- 18	- 108	- 106
Income after financial items	**172**	**150**	**547**	**525**
Tax	- 46	- 40	- 130	- 123
Net income	**126**	**110**	**417**	**402**
Attributable to:				
Parent company shareholders	126	110	416	401
Minority interests	0	0	1	1
	126	**110**	**417**	**402**
Depreciation for the period	**-71**	**-68**	**-280**	**-278**
Earnings per share before and after dilution, SEK	3,62	3,17	11,99	11,54
Average no. of shares ('000)	34 798	34 798	34 798	34 798
No. of shares at end of period ('000)	34 798	34 798	34 798	34 798
No. of treasury shares ('000)	301	301	301	301

CONSOLIDATED BALANCE SHEET, SUMMARY

MSEK	31 Mar 2007	31 Mar 2006	31 Dec 2006
Intangible fixed assets	186	236	221
Tangible fixed assets	2 469	2 586	2 422
Financial fixed assets	98	98	141
Inventories	1 269	1 128	1 241
Current receivables	1 146	1 039	972
Liquid funds/assets	72	204	102
Total assets	**5 240**	**5 291**	**5 099**
Shareholders' equity	2 715	2 660	2 625
Interest-bearing liabilities and provisions	1 149	1 376	1 111
Non-interest-bearing liabilities and provisions	1 376	1 255	1 363
Total liabilities and shareholders' equity	**5 240**	**5 291**	**5 099**

CHANGES IN SHARHOLDERS' EQUITY, SUMMARY

MSEK	Q 1 2007	Q 1 2006	Year 2006
Opening balance	2 625	2 549	2 549
Translation differences	31	- 20	- 133
Financial instruments, change fair value	- 67	21	8
Net income	126	110	401
Dividends	-	-	- 200
Closing balance	**2 715**	**2 660**	**2 625**

NET SALES BY MAIN MARKET

MSEK	Q 1 2007	Q 1 2006	Latest 12 months	Year 2006
Europe	632	523	2 204	2 095
America	376	401	1 462	1 487
Asia	405	386	1 560	1 541
Total	**1 413**	**1 310**	**5 226**	**5 123**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 1 2007	Q 4 2006	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005	Q 2 2005
Net sales	1 413	1 233	1 266	1 314	1 310	1 214	1 149	1 136
Costs	-1 156	-1 045	-1 054	-1 080	-1 080	-1 008	-942	-917
Non-recurring items	2[5]	29[3]	7[4]	-22[3]	2[5]	-6[1]	-88[2]	-30[1]
Depreciation and amortisation	-71	-71	-68	-71	-68	-69	-71	-69
Operating income	188	146	151	141	164	131	48	120
Income before tax	172	138	130	107	150	115	34	110
Income after tax	126	119	95	78	110	75	26	83
Operating margin, %	13,3	11,8	11,9	10,7	12,5	10,8	4,2	10,6
Operating margin, % excl. non-recurring items	13,2	9,5	11,4	12,4	12,4	11,3	11,8	13,2

[1] bad debts/reevaluation inventories

[2] write-downs fixed assets/goodwill

[3] sales of CO_2 emission rights/tax costs Brazil

[4] mainly gains on sales of production equipment Brazil

[5] sales of CO_2 emission rights

KEY INDICATORS

	Q 1 2007	Q 1 2006	Year 2006
Capital employed, MSEK	3 864	4 036	3 736
Return on capital employed [1], %	15,9	11,4	15,5
RoCE excluding non-recurring items [1], %	15,4	14,4	15,0
Shareholders´ equity, MSEK	2 715	2 660	2 625
Return on equity [1], %	15,5	11,3	15,5
RoE excluding non-recurring items [1], %	15,7	16,0	15,7
Shareholders´ equity per share, SEK	78,00	76,40	75,40
Equity/assets ratio, %	51,8	50,3	51,5
Financial net debt, MSEK	1 077	1 172	1 009
Dept/equity ratio, multiple	0,40	0,44	0,38
Interest coverage ratio, multiple	11,8	11,7	7,8
No of employees, end of period	1 563	1 537	1 557

[1] Last 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1 2007	Q 1 2006	Year 2006
Cash flow before change in working capital	191	120	636
Change in working capital	- 200	116	- 10
Cash flow from operations	- 9	236	626
Cash flow from investment activities	- 36	- 47	- 197
Cash flow from financing activities	14	- 106	- 442
Cash flow for the period	**- 31**	**83**	**- 13**
Liquid funds, opening balance	102	122	122
Exchange rate differences in liquid funds	1	- 1	- 7
Liquid funds, closing balance	**72**	**204**	**102**


NET SALES (MSEK)
Q1
1 500
1 000
500
0
2006
2007


OPERATING INCOME (MSEK)
YTD
200
150
100
50
0
2006
2007


EARNINGS PER SHARE (SEK)
YTD
4,00
3,00
2,00
1,00
0,00
2006
2007

REPORTING PER BUSINESS AREA

	Net sales		Operating income	
MSEK	Q 1 2007	Q 1 2006	Q 1 2007	Q 1 2006
Components	1 016	935	102	106
Consumables	397	375	69	46
Other (Hedge)			17	12
Total Group	**1 413**	**1 310**	**188**	**164**

BUSINESS AREA - COMPONENTS

MSEK	Q 1 2007	Q 1 2006	Latest 12 months	Year 2006
Net sales	1 016	935	3 754	3 673
Operating income	102	106	328	332
Operating margin, %	10,0	11,3	8,7	9,0
Assets	3 804	3 852		3 840
Liabilities	1 622	1 384		1 592
Investments	29	43	157	171
Depreciation	53	52	219	218

BUSINESS AREA - CONSUMABLES

MSEK	Q 1 2007	Q 1 2006	Latest 12 months	Year 2006
Net sales	397	375	1 472	1 450
Operating income	69	46	220	197
Operating margin, %	17,4	12,3	14,9	13,6
Assets	1 388	1 361		1 214
Liabilities	483	807		443
Investments	8	12	44	48
Depreciation	18	16	62	60

END